Exhibit A

Ceragon Receives Over $60 Million in Orders for its IP-20 Platform from Tier 1 Mobile Operator in India to Support Rapid 4G Network Expansion

January 18, 2017

Ceragon Receives Over $60 Million in Orders for its IP-20 Platform from Tier 1 Mobile Operator in India to Support Rapid 4G Network Expansion

Ceragon continues its role in significantly increasing 4G service coverage and network capacity

Little Falls, New Jersey, January 18, 2017 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that a tier 1 mobile operator in India continues to select Ceragon's IP-20 Platform, placing over $60 million in new orders so far in 2017 to significantly expand 4G LTE service coverage and increase network capacity.

In view of the delivery requirements for these orders and Ceragon's understanding of the customer's aggressive network expansion goals, the company's preliminary expectation for revenues in the first half of 2017 has been increased by $20 to $25 million, with most of the impact expected in the second quarter of 2017. During its most recent results conference call in November 2016, management indicated that revenues were expected to stabilize in a quarterly range of around $75 to $80 million over the next several quarters, with the possible exception of a seasonal dip (referring to typical seasonality in the first quarter). Currently, the preliminary outlook for the second half of 2017 remains unchanged, and the company continues to expect revenues to average $75 to $80 million per quarter in Q3 and Q4. Due to the expected shift in geographic mix, gross margin is expected to be below the company's previous target of 34% during the first half of 2017 but, consistent with its focus on profitability, the company now expects gross profit in the first half of the year to be higher than its previous assumptions. Therefore, these orders serve to increase management's confidence that it can reach or exceed its previously stated goal of a 40% increase in non-GAAP net profit for 2017 compared to 2016.

The IP-20 Platform enables the operator to connect 4G LTE sites across the network, delivering HD multimedia services across India to subscribers. The new wave of IP-20 Platform wireless backhaul deployments aims to support the mobile operator's goal to vastly increase 4G service coverage and increase network capacity.

By leveraging Ceragon's exceptional multicore technology, the operator can quickly meet its network coverage and high capacity requirements, overcoming microwave spectrum shortages, as well as the lack of fiber infrastructure. The IP-20 Platform will allow the operator to deliver 1Gbps wireless backhaul to densely populated 4G LTE aggregation sites, consuming a quarter of the spectrum otherwise needed - using Ceragon's LoS 4x4 MIMO technology. It will additionally enable the operator to double its LTE sites' capacity to more than 500Mbps, without the need to visit the sites and while maintaining lower power consumption for lower energy bills - simplifying network densification and significantly lowering operational costs. The IP-20 Platform allows for even further headroom for capacity growth once the operator prepares the network for 5G.

Ceragon Receives Over $60 Million in Orders for its IP-20 Platform from Tier 1 Mobile Operator in India to Support Rapid 4G Network Expansion

January 18, 2017

"We invite our customers to challenge us to take them further, and this is a wonderful example of just that," said Ira Palti, president and CEO of Ceragon. "This long-standing customer's strategic decision to aggressively deploy our IP-20 Platform is a true testament to our ability to help them to achieve the highest value. We are committed to resolving our customer's wireless backhaul challenges by delivering innovative, best of breed solutions that meet their current and future needs."

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers' quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon's unique multicore technology provides highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Media Contact:	Company Contact:	Investor Contact:
Tanya Solomon	Tanya Solomon	Claudia Gatlin
Ceragon Networks	Ceragon Networks
Tel: +972-3-543-1163	Tel: +972-3-543-1163	Tel. +1 212-830-9080
tanyas@ceragon.com	tanyas@ceragon.com	claudiag@ceragon.com

Safe Harbor

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: revenues, growth prospects, projections of gross margins, operating and other expenses, capital expenditures, profitability and liquidity, competitive pressures, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may" "plans" "anticipates" "believes" "estimates" "targets" "expects" "intends" "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risk that Ceragon's expectations regarding future revenues and profitability will not materialize; risks relating to the concentration of our business in India, Latin America, Africa and in developing nations in other regions, including political, economic and regulatory risks from doing business in those regions and nations, including in relation to local business practices that  may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery regulations , currency export control issues and recent economic concerns; the risk that the business coming from our bigger customers will go down significantly or cease, the risk that Ceragon will not achieve the benefits it expects from its expense reduction plans and profit enhancement programs, as may be implemented from time to time; the risk of significant expenses in connection with potential contingent tax liability; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.